SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

15th September 2006

CRH public limited company

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

File No. 0-17630

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-            .

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No. 333-137106) and Form S-8 (No.s 333-90808, 333-6040, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company

(Registrant)

Date:	15th September 2006	By:	/s/ Myles Lee
Myles Lee Finance Director

INDEX TO EXHIBITS

Exhibit Number	Description of Document

1.1	Opinion of Arthur Cox, Irish legal advisors to CRH America, Inc. and CRH plc, as to the validity of the Guarantees of CRH plc as to certain matters of Irish law.

1.2	Opinion of Sullivan & Cromwell LLP, U.S. legal advisors to CRH America, Inc. and CRH plc, as to the validity of the Guaranteed Debt Securities of CRH America, Inc. and the Guarantees of CRH plc as to certain matters of New York law.

Exhibit 1.1

CK/ROR/ED

Direct Dial : 618 1118

As of 14 September 2006

The Directors

CRH plc

Belgard Castle

Clondalkin

Dublin 22

Dear Sirs

1.	As requested, we are writing to you in connection with the issuance and sale under the Registration Statement on Form F-3 (the “Registration Statement”) (File No. 333-137106) filed in accordance with the provisions of the Securities Act of 1933 (the “Act”) and the Pricing Agreement, dated September 7, 2006 (the “Pricing Agreement”), incorporating the Underwriting Agreement Standard Provisions, dated September 7, 2006 (the “Underwriting Agreement”), between CRH America, Inc., a corporation organized under the laws of the State of Delaware (the “Company”), CRH plc, a public limited company incorporated under the laws of the Republic of Ireland (the “Guarantor”) and the underwriters named in Schedule I to the Pricing Agreement (the “Underwriters”) of $500,000,000 in aggregate principal amount of the Company’s 5.625% Guaranteed Notes due 2011 and of $1,250,000,000 in aggregate principal amount of the Company’s 6.00% Guaranteed Notes due 2016 (the “Securities”), fully, unconditionally and irrevocably guaranteed as to payment of principal, interest and any other amounts due by the Guarantor (the “Guarantee”) and issued pursuant to the Indenture, dated as of March 20, 2002 (the “Indenture”), among the Company, the Guarantor and JPMorgan Chase Bank, as Trustee (the “Trustee”) (together, the “Transaction”). The Pricing Agreement, the Underwriting Agreement, the Indenture and the Guarantee are collectively referred to herein as the “Transaction Documents”.

Basis of Opinion

1.1	We act as solicitors in Ireland for the Guarantor. This opinion may be relied upon only by the addressee and not by any other party. However, we hereby consent to the filing of this opinion on a Form 6-K to be incorporated by reference into the Registration Statement and the reference to us under the heading “Validity of Debt Securities and Guarantee” in the Prospectus Supplement, dated 7 September 2006 (the “Prospectus Supplement”), included in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

1.2	This Opinion is confined to and given in all respects of the basis of the laws of Ireland (meaning Ireland exclusive of Northern Ireland) in force as at the date hereof as currently applied by the courts of Ireland.

We have made no investigations of and we express no opinion as to the laws of any other jurisdiction or the effect thereof. In particular, we express no opinion of European Community law as it affects any jurisdiction other than Ireland. We have assumed without investigation that insofar as the laws of any jurisdiction other than Ireland are relevant such laws do not prohibit and are not inconsistent with any of obligations or rights expressed in the Registration Statement, the Indenture or the transactions contemplated thereby.

1.3	This Opinion is strictly confined to the matters expressly stated herein and is not to read as extending by implication or otherwise to any other matter. We express no opinion and make no representation or warranty, as to any matter of fact or in respect of any documents which may exist in relation to the filing of the Registration Statement.

1.4	For the purposes of this Opinion, we have reviewed:

(i)	a copy of the Certificate of Incorporation, Certificates of Incorporation on Change of Name and the Memorandum and Articles of Association of the Guarantor, certified a true and up to date copy by the Assistant Company Secretary on 20 May 2004;

(ii)	a certified copy of an extract of the minutes of a meeting of the board of directors of the Guarantor held on 28 August 2006;

(iii)	a certified copy of an extract of the minutes of a meeting of the board of directors of the Guarantor held on 26 July 2006;

(iv)	a certified copy of an extract of the minutes of a meeting of the Finance Committee of the Guarantor held on 28 August 2006;

(v)	a secretary’s certificate dated 14 September, executed by the secretary of the Guarantor, Angela Malone;

(vi)	an officer’s certificate dated 14 September 2006, executed by Myles Lee, Finance Director of the Guarantor, pursuant to the Indenture;

(vii)	an executive officer’s certificate dated 14 September 2006, executed by Myles Lee, in his capacity as an executive officer of the Guarantor;

(viii)	a certificate of incumbency dated 14 September 2006 executed by the company secretary of the Guarantor, Angela Malone;

(ix)	a copy of the Registration Statement issued in respect of the Debt Securities dated 1 September 2006 sent to us by email by Sullivan & Cromwell on 2 September 2006; and

(x)	a copy of the Prospectus Supplement and sent to us by email by Sullivan & Cromwell on 8 September 2006.

1.5	This Opinion is governed by and to be construed in accordance with the laws of Ireland as interpreted by the courts of Ireland at the date hereof. This Opinion speaks only as of its date. We assume no obligation to update this opinion at any time or to advise the addressee of this Opinion of any change in law or change in interpretation of law which may occur after the date of this Opinion.

2.	Opinion

Subject to the basis of opinion set out in paragraph 1, and the assumptions set out in Schedules 1 and 2 respectively, we are of the opinion that:

2.1	The Guarantee, in so far as Irish law is concerned, constitutes a valid and legally binding obligation of the Guarantor.

2.2	In any proceedings taken in Ireland for the enforcement of the Guarantee, the choice of New York law, as appropriate, for the Guarantee will be recognised and given effect to by the Irish courts pursuant to Article 3 of the Convention of Law Applicable to Contractual Obligations signed in Rome in June 1980 (the “Rome Convention”) as implemented in Ireland by the Contractual Obligations (Applicable Law) Act, 1991 with respect to matters falling within the scope of the Rome Convention. The choice of law will not, where all the other elements relevant to the situation at the time of the choice are connected with one country only, prejudice the application of the laws of that country which cannot be derogated from by contract, (therein called mandatory rules). The Irish courts may refuse to enforce foreign penal laws, foreign revenue laws, foreign confiscatory laws, other public laws of a foreign state and foreign laws which are repugnant to Irish public policy. At the date hereof, we are not aware of any circumstances concerning the choice of the laws of New York in the Guarantee that would give rise to an Irish court holding that such choice violates Irish public policy.

2.3	The submission by the Guarantor in the Guarantee to the jurisdiction of the courts of the State of New York is valid and binding upon it. The courts of Ireland will enforce a judgment of the courts of the State of New York if the following general requirements are met:

(a)	a foreign court must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

(b)	the foreign judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it. A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. Where however, the effect of lodging and appeal under the applicable law is to stay execution of the judgment, it is possible that, in the meantime, the judgment should not be actionable in Ireland. It remains to be determined whether final judgment given in default of appearance is final and conclusive.

However, the Irish courts may refuse to enforce a judgment of the courts of a the State of New York which meets the above requirements for one of the following reasons:

(a)	the foreign judgment is not for a definite sum of money;

(b)	the foreign judgment was obtained by fraud;

(c)	the enforcement of the foreign judgment in Ireland would be contrary to natural or constitutional justice;

(d)	the foreign judgment is contrary to Irish public policy or involves certain foreign laws which will not be enforced in Ireland; and

jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Superior Courts Rules.

In our view, none of the provisions of the Guarantee would be contrary to Irish public policy or to Irish principles of natural or constitutional justice.

Yours faithfully,

/s/ Arthur Cox
Arthur Cox

Schedule 1

Assumptions

For the purpose of giving this opinion we assume the following, without any responsibility on our part if any assumption proves to have been untrue as we have not been instructed to verify independently any assumption:

Authenticity and bona fides

1.	the completeness and authenticity of all documents submitted to us as originals or copies of originals, and (in the case of copies) conformity to the originals of copy documents, and the genuineness of all signatories, stamps and seals thereon;

2.	that the copies produced to us of minutes of meetings and/or of resolutions correctly record the proceedings at such meetings and/or the subject matter which they purport to record and that any meetings referred to in such copies were duly convened, duly quorate and held, that those present at any such meetings were entitled to attend and vote at the meeting and acted bona fide throughout and that no further resolutions have been passed or corporate or other action taken which would or might alter the effectiveness thereof;

3.	the absence of fraud, coercion, duress or undue influence and lack of bad faith on the part of the parties to the documents and their respective officers, employees, agents and (with the exception of Arthur Cox) advisers;

4.	that the Certificate of Incorporation and Memorandum and Articles of Association provided to us are true, accurate and up-to-date;

No other information and compliance

5.	that the Transaction Documents are the only documents relating to the subject matter of this Transaction and that there are no agreements or arrangements in existence between the parties to the Transaction Documents which in any way amend or vary the terms of the Transaction Documents or in any way bear upon or are inconsistent with the opinions stated herein. In particular, we express no opinion on any documents that the Transaction Documents contemplate that the Guarantor will enter into in the future;

Authority, Capacity, Execution and Enforceability

6.	The execution delivery and performance of the Securities and the Guarantee (i) does and will not contravene the laws of any jurisdiction outside Ireland; (ii) does not and will not result in any breach of any agreement, instrument and obligation to which any party thereto is a party and (iii) will not be illegal or unenforceable by virtue of the laws of that jurisdiction;

7.	The Securities have been issued and sold in the manner contemplated in the Registration Statement; and

Governing law and jurisdiction

8.	that under all applicable laws (other than those of Ireland):

(a)	the choice of New York law as the governing law of the Guarantee is a valid and binding selection which will be upheld, recognised and given effect by the courts of any relevant jurisdiction (other than those of Ireland); and

(b)	the submission by each party to the Guarantee to the laws of the State of New York is valid and binding and will be upheld, recognised and given effect by the courts of any relevant jurisdiction (other than those of Ireland).

Schedule 2

Qualifications

The opinions set out herein are subject to the following reservations:

Enforcement and Binding Effect

1.	The description of obligations in this opinion as “enforceable” refers to the legal character of the obligations assumed by the relevant party under the relevant instrument. It implies no more than the obligations are of a character which the laws of Ireland recognize and will in certain circumstances enforce. In particular, it does not mean or imply that the relevant instrument will be enforced in all circumstances in accordance with its terms or by or against third parties or that any particular remedy will be available. In particular (without limiting the foregoing):

1.1	the binding effect and enforceability of the obligations of the Guarantor contemplated under the Guarantee or any of the Securities may be limited by liquidation, insolvency, bankruptcy, receivership, court protection, examinership, moratoria, reorganisation, reconstruction, company voluntary arrangements, fraud of creditors, fraudulent preference of creditors or similar laws whether in Ireland or elsewhere affecting creditors’ rights generally;

1.2	the binding effect and enforceability of the obligations of the Guarantor under the Guarantee or any of the Securities may also be limited as a result of the provisions of the laws of Ireland applicable to contracts held to have become frustrated by events happening after their execution, and any breach of the terms of any document by the party seeking to enforce such document;

1.3	enforcement may be limited by general principles of equity. In particular, equitable remedies are not available where damages are considered to be an adequate remedy; the remedy of specific performance is discretionary and will not normally be ordered in respect of a monetary obligation; and injunctions are granted only on a discretionary basis and accordingly we express no opinion on such matters;

1.4	claims may become barred under the Statute of Limitations 1957 or may be or become subject to the defence of set-off or counterclaim;

1.5	enforcement will be subject to, netting, claims and attachment and any other rights of another party to a contract; and

1.6	enforcement may be limited by reason of fraud.

2.	Where any obligations of any person are to be performed in jurisdictions outside Ireland, such obligations may not be enforceable under Irish law to the extent that performance thereof would be illegal under the laws of any such jurisdiction or contrary to public policy under the laws of any such jurisdiction and an Irish court may take into account the law of the place of performance in relation to the manner of performance and to the steps to be taken in the event of defective performance.

3.	Where a judgment creditor seeks to enforce his judgment, he can only do so in accordance with the applicable rules of Irish courts. The making of an execution order against particular assets, such as a charging order over land or a beneficial interest therein or most types of investment or a third party debt order over a bank account or certain other debts, is a matter for the Court’s discretion.

General Matters

4.	A determination or a certificate as to any matter provided for in the Guarantee or any of the Securities may be held by an Irish court not to be final, conclusive or binding if such determination or certificate could be shown to have an unreasonable, incorrect or arbitrary basis or not to have been given or made in good faith.

5.	Where a party to Guarantee or any of the Securities is vested with a discretion or may determine a matter in its opinion, Irish law may require that such discretion is exercised reasonably or that such opinion is based upon reasonable grounds.

6.	A particular course of dealing among the parties or an oral amendment, variation or waiver may result in an Irish court finding that the terms of the Guarantee or any of the Securities have been amended, varied or waived even if such course of dealing or oral amendment, variation or waiver is not reflected in writing among the parties.

7.	The effectiveness of the provisions in the Guarantee or any of the Securities excusing a party from a liability or duty otherwise owed are limited by Irish law, particularly in relation to “fundamental breaches” of the contract.

8.	We express no opinion as to any obligation which the Guarantee or any of the Securities may purport to establish in favour of any person who is not a party thereto.

9.	Any provision of the Guarantee or any of the Securities which constitutes, or purports to constitute, a restriction on the exercise of any statutory power by any party thereto or any other person may be ineffective.

10.	To the extent that any matter is expressly to be determined by future agreement or negotiation, the relevant provision may be unenforceable or void for uncertainty.

11.	There is a possibility that an Irish court would hold that a judgment on the Guarantee or any of the Securities, whether given in an Irish court or elsewhere, would supersede the relevant agreement or instrument to all intents and purposes, so that any obligation thereunder which by its terms would survive such judgment might not be held to do so.

Sanctions

12.	If a Security holder is controlled by or otherwise connected with a person (or is itself) resident in, incorporated in or constituted under the laws of a country which is the subject of United Nations, European Community or Irish sanctions or under the Treaty establishing the European Community, as amended, or is otherwise the target of any such sanctions, then obligations to that party under the Securities or in respect of the relevant transfer or payment may be unenforceable or void.

Exhibit 1.2

September 14, 2006

CRH America, Inc.,

    375 Northridge Road,

        Atlanta, Georgia 30350,

            United States of America.

CRH plc,

    Belgard Castle,

        Clondalkin, Dublin 22,

            Ireland.

Ladies and Gentlemen:

In connection with the issuance and sale under the Registration Statement on Form F-3 (File No. 333-137106) filed in accordance with the provisions of the Securities Act of 1933 (the “Act”) of $500,000,000 in aggregate principal amount of 5.625% Guaranteed Notes due 2011 of CRH America, Inc., a corporation organized under the laws of the State of Delaware (the “Company”) and $1,250,000,000 in aggregate principal amount of the Company’s 6.00% Guaranteed Notes due 2016 (the “Securities”), in each case unconditionally guaranteed as to payment of principal, premium, if any and interest (the “Guarantee”), by CRH plc, a public limited company incorporated under the laws of the Republic of Ireland (the “Guarantor”) and issued pursuant to the Indenture, dated as of March 20, 2002, among the Company, the Guarantor and JPMorgan Chase Bank, N.A., as

CRH America, Inc.
CRH plc	-2-

Trustee, we, as your United States counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, the Securities and the Guarantee constitute valid and legally binding obligations of the Company and CRH, respectively, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York and we are expressing no opinion as to the effect of the laws of any other jurisdiction. With respect to all matters of Irish law, we have relied upon the opinion, dated today’s date, of Arthur Cox, Irish legal counsel to the Company and CRH, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Arthur Cox.

CRH America, Inc.
CRH plc	-3-

Also, we have relied as to certain factual matters on information obtained from public officials, officers of the Company and CRH and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly executed and delivered by the Trustee thereunder, an assumption which we have not independently verified.

We hereby consent to the filing of this opinion on a Form 6-K to be incorporated by reference in the Registration Statement and the reference to us under the heading “Validity of Debt Securities and Guarantees” in the Prospectus Supplement, dated September 7, 2006 and under the heading “Validity of Securities and Guarantees” in the Prospectus dated September 1, 2006. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP